Exhibit 99.1

2019 SECOND QUARTER RESULTS

For the second quarter of 2019 CNH Industrial reported a robust net income of $427 million,

or $0.31 per share, on consolidated revenues of $7.6 billion.

Net debt of Industrial Activities(2)(3) at $1.5 billion

Financial results presented under U.S. GAAP(1)

•	Industrial Activities net sales were $7.1 billion, down 7% compared to the second quarter of 2018 (down 2% on a constant currency basis), with positive price realization more than offset by lower sales volume and negative currency translation impact

•	Adjusted EBIT(2)(3) of Industrial Activities was $527 million, with a 7.5% margin, flat compared to the second quarter of 2018. Adjusted EBITDA(2)(3) of Industrial Activities was $768 million, with a 10.9% margin

•	Adjusted net income(2)(3) was $430 million in the second quarter of 2019, with adjusted diluted EPS(2)(3) of $0.31, up 11% compared to the second quarter of 2018

•	Net debt of Industrial Activities at June 30, 2019 was $1.5 billion, in line with March 31, 2019

•	On July 2, Fitch Ratings improved the outlook of CNH Industrial N.V. to positive from stable and affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”

•	On July 3, CNH Industrial Finance Europe S.A. issued €500 million in principal amount of 1.625% notes due 2029 and guaranteed by CNH Industrial N.V.

•	Full year guidance at: net sales of Industrial Activities expected between $27 and $27.5 billion, adjusted diluted EPS between $0.84 and $0.88, and net debt of Industrial Activities between $0.4 billion and $0.2 billion

CNH INDUSTRIAL

Summary of Results ($ million  except EPS)

Six Months ended June 30,					Three Months ended June 30,
2019	2018	$ change	% change		2019	2018	$ change	% change
14,024	14,818	-794	-5.4	Consolidated revenues	7,567	8,045	-478	-5.9
691	610	81	13.3	Net income	427	408	19	4.7
678	601	77	12.8	Adjusted net income	430	397	33	8.3
0.50	0.43	0.07	16.3	Basic EPS ($)	0.31	0.29	0.02	6.9
0.50	0.43	0.07	16.3	Diluted EPS ($)	0.31	0.29	0.02	6.9
0.49	0.43	0.06	14.0	Adjusted diluted EPS ($)	0.31	0.28	0.03	10.7

London (UK) - (August 1, 2019) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $7,567 million for the second quarter of 2019, down 6% compared to the second quarter of 2018 (down 2% on a constant currency basis). Net sales of Industrial Activities were $7,068 million in the second quarter of 2019, down 7% compared to the second quarter of 2018 (down 2% on a constant currency basis). Net income was $427 million for the second quarter of 2019 ($408 million in the second quarter of 2018).

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2019 SECOND QUARTER RESULTS

Adjusted net income was $430 million for the second quarter of 2019 compared to $397 million in the second quarter of 2018, as a result of a lower consolidated adjusted EBIT more than offset by the non-repeat of foreign exchange losses incurred in 2018 primarily due to the volatility in emerging markets. Adjusted diluted EPS was $0.31 in the second quarter of 2019, compared to $0.28 in the second quarter of 2018.

Adjusted EBIT of Industrial Activities was $527 million in the second quarter of 2019 ($571 million in the second quarter of 2018), with an adjusted EBIT margin of 7.5%, flat compared to the second quarter of 2018.

Adjusted EBITDA of Industrial Activities was $768 million in the second quarter of 2019 ($843 million in the second quarter of 2018), with an adjusted EBITDA margin of 10.9% (11.1% in the second quarter of 2018).

Income taxes were $135 million in the second quarter of 2019 ($118 million in the second quarter of 2018). Adjusted income taxes(1)(2) for the second quarter of 2019 were $130 million ($114 million in the second quarter of 2018). The adjusted effective tax rate (adjusted ETR)(1)(2) was 24% (23% in the second quarter of 2018). Full year 2019 adjusted ETR is expected to be approximately 27%.

Net debt of Industrial Activities was $1.5 billion at June 30, 2019, in line with March 31, 2019. In the second quarter the Company generated a free cash flow of Industrial Activities(1)(2) of $382 million, and paid $275 million in dividends to shareholders. Total debt was $24.4 billion at June 30, 2019, up $0.6 billion compared to March 31, 2019. At June 30, 2019, available liquidity(1)(2) was $9.9 billion, down $0.2 billion compared to March 31, 2019.

On July 2, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.

On July 3, CNH Industrial Finance Europe S.A. issued €500 million in principal amount of 1.625% notes due 2029 and guaranteed by CNH Industrial N.V.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2019 SECOND QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Six Months ended June 30,					Three Months ended June 30,
2019	2018	% change	% change excl. FX(1)		2019	2018	% change	% change excl. FX(1)
5,585	5,891	-5.2	-1.2	Agriculture	3,095	3,312	-6.6	-3.4
1,397	1,481	-5.7	-2.6	Construction	757	799	-5.3	-2.9
5,112	5,384	-5.1	2.2	Commercial and Specialty Vehicles	2,698	2,889	-6.6	-0.5
2,169	2,404	-9.8	-3.5	Powertrain	1,133	1,218	-7.0	-1.3
(1,189)	(1,281)	—	—	Eliminations and other	(615)	(639)	—	—

13,074	13,879	-5.8	-0.4	Total Industrial Activities	7,068	7,579	-6.7	-2.3

993	1,000	-0.7	2.8	Financial Services	519	498	4.2	6.9
(43)	(61)	—	—	Eliminations and other	(20)	(32)	—	—

14,024	14,818	-5.4	-0.1	Total	7,567	8,045	-5.9	-1.6

(1)

“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Three Months ended June 30,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	341	396	-55	-13.9	11.0%	12.0%	-100
Construction	25	33	-8	-24.2	3.3%	4.1%	-80
Commercial and Specialty Vehicles	100	92	8	8.7	3.7%	3.2%	50
Powertrain	102	108	-6	-5.6	9.0%	8.9%	10
Unallocated items, eliminations and other	(41)	(58)	17	—	—	—	—

Total Industrial Activities	527	571	-44	-7.7	7.5%	7.5%	—

Financial Services	124	141	-17	-12.1	23.9%	28.3%	-440
Eliminations and other	—	—	—	—	—	—	—

Total	651	712	-61	-8.6	8.6%	8.9%	-30

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Six Months ended June 30,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	509	582	-73	-12.5	9.1%	9.9%	-80
Construction	38	33	5	15.2	2.7%	2.2%	50
Commercial and Specialty Vehicles	151	141	10	7.1	3.0%	2.6%	40
Powertrain	198	203	-5	-2.5	9.1%	8.4%	70
Unallocated items, eliminations and other	(91)	(127)	36	—	—	—	—

Total Industrial Activities	805	832	-27	-3.2	6.2%	6.0%	20

Financial Services	255	284	-29	-10.2	25.7%	28.4%	-270
Eliminations and other	—	—	—	—	—	—	—

Total	1,060	1,116	-56	-5.0	7.6%	7.5%	10

2019 SECOND QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended June 30,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	410	472	-62	-13.1	13.2%	14.3%	-110
Construction	40	48	-8	-16.7	5.3%	6.0%	-70
Commercial and Specialty Vehicles	226	239	-13	-5.4	8.4%	8.3%	10
Powertrain	133	141	-8	-5.7	11.7%	11.6%	10
Unallocated items, eliminations and other	(41)	(57)	16	—	—	—	—

Total Industrial Activities	768	843	-75	-8.9	10.9%	11.1%	-20

Financial Services	184	203	-19	-9.4	35.5%	40.8%	-530
Eliminations and other	—	—	—	—	—	—	—

Total	952	1,046	-94	-9.0	12.6%	13.0%	-40

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Six Months ended June 30,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	653	737	-84	-11.4	11.7%	12.5%	-80
Construction	67	64	3	4.7	4.8%	4.3%	50
Commercial and Specialty Vehicles	403	445	-42	-9.4	7.9%	8.3%	-40
Powertrain	261	270	-9	-3.3	12.0%	11.2%	80
Unallocated items, eliminations and other	(91)	(126)	35	—	—	—	—

Total Industrial Activities	1,293	1,390	-97	-7.0	9.9%	10.0%	-10

Financial Services	381	413	-32	-7.7	38.4%	41.3%	-290
Eliminations and other	—	—	—	—	—	—	—

Total	1,674	1,803	-129	-7.2	11.9%	12.2%	-30

Agriculture’s net sales decreased 7% in the second quarter of 2019 compared to the second quarter of 2018 (down 3% on a constant currency basis) due to lower sales volume in Europe and Rest of World, partially offset by positive price realization performance across all geographies.

Adjusted EBIT was $341 million in the second quarter of 2019 ($396 million in the second quarter of 2018), with adjusted EBIT margin at 11.0%. Positive net price realization was more than offset by unfavorable volume and mix, higher product costs primarily related to increased raw material costs and tariffs, and increased product development spending driven by investments in precision farming and the introduction of Stage V engine applications.

Construction’s net sales decreased 5% in the second quarter of 2019 compared to the second quarter of 2018 (down 3% on a constant currency basis). Positive price realization was more than offset by unfavorable volume and mix in North America due to selective inventory destocking actions in our dealer network, and weaker end-user demand in certain key markets in Rest of World.

Adjusted EBIT was $25 million in the second quarter of 2019 ($33 million in the second quarter of 2018), with adjusted EBIT margin of 3.3%. Positive net price realization, mainly in North America, was more than offset by higher product costs primarily related to increased raw material costs and tariffs.

2019 SECOND QUARTER RESULTS

Commercial and Specialty Vehicles’ net sales decreased 7% in the second quarter of 2019 compared to the second quarter of 2018 (flat on a constant currency basis). Higher industry volume, mainly in Europe, was more than offset by unfavorable mix and negative impact of foreign currency translation.

Adjusted EBIT was $100 million in the second quarter of 2019, up $8 million compared to the second quarter of 2018, driven by positive net price realization and lower selling, general and administrative expenses, partially offset by higher product content cost and unfavorable foreign exchange impacts. Adjusted EBIT margin increased 50 basis points (“bps”) to 3.7% compared to the second quarter of 2018.

Powertrain’s net sales decreased 7% in the second quarter of 2019 compared to the second quarter of 2018 (down 1% on a constant currency basis), due to slightly lower sales volume. Sales to external customers accounted for 48% of total net sales (49% in the second quarter of 2018).

Adjusted EBIT was $102 million in the second quarter of 2019 ($108 million in the second quarter of 2018), with manufacturing efficiencies more than offset by higher product development investments and negative foreign exchange impacts. Adjusted EBIT margin was 9.0% in the second quarter of 2019 (8.9% in the second quarter of 2018).

Financial Services’ revenues totaled $519 million in the second quarter of 2019, a 4% increase compared to the second quarter of 2018 (up 7% on a constant currency basis), primarily due to increased used equipment sales in North America and higher average portfolio in South America and Rest of World, partially offset by pricing.

In the second quarter of 2019, retail loan originations (including unconsolidated joint ventures) were $2.5 billion, relatively flat compared to the second quarter of 2018. The managed portfolio (including unconsolidated joint ventures) was $26.9 billion as of June 30, 2019 (of which retail was 60% and wholesale 40%), up $1.0 billion compared to June 30, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.3 billion compared to the same period in 2018.

Net income was $91 million in the second quarter of 2019, a decrease of $11 million compared to the second quarter of 2018 primarily attributable to pricing and the one-time credit loss provision releases incurred in 2018, partially offset by higher average portfolio in South America and Rest of World and lower income taxes.

2019 SECOND QUARTER RESULTS

2019 Outlook(1)

While uncertainties in the agricultural end-markets related to the trade tensions remain unresolved, and negative impacts from recent weather events (in North America, Australia and Northern Europe) are persisting, which has impacted planting and harvesting patterns and market sentiment, cyclical replacement demand remains stable, with used equipment inventories at low levels supporting new equipment sales in North America.

End-user demand in the construction industry remains healthy, supported by spending for public and infrastructure investments. Despite this strength, conditions in the construction industry are still challenged in the residential sub-segment.

European demand in the truck and bus industries continues to hold at a high level, supported by a low interest rate environment, and by the transition to lower emission vehicles including full electric and hybrid buses, and LNG and CNG powered trucks.

As a result of the updated end-markets outlook, the Company is revising its full year net sales guidance reflecting the impact on net sales of the euro/dollar exchange rate performance of the first six months of the year, while confirming all the other 2019 targets as follows:

•	Net sales of Industrial Activities between $27 and $27.5 billion, with sales up year-over-year 1% to 2% at constant currency;

•	Adjusted diluted EPS(2) up year-over-year between 5% and 10% at a range of $0.84 to $0.88 per share;

•	Net debt of Industrial Activities at the end of 2019 between $0.4 billion and $0.2 billion.

(1)

2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2019 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present 2019 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q2_2019 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

2019 SECOND QUARTER RESULTS

•

Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

2019 SECOND QUARTER RESULTS

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries United Kingdom Richard Gadeselli Tel: +44 207 7660 346 Laura Overall Tel: +44 207 7660 338 E-mail: mediarelations@cnhind.com www.cnhindustrial.com	Investor Relations United Kingdom Federico Donati Tel: +44 207 7660 386 United States Noah Weiss Tel: +1 630 887 3745

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2019(1)	2018	2019(1)	2018
Revenues
Net sales	7,068	7,579	13,074	13,879
Finance, interest and other income	499	466	950	939

TOTAL REVENUES	7,567	8,045	14,024	14,818

Costs and Expenses
Cost of goods sold	5,751	6,188	10,717	11,444
Selling, general and administrative expenses	555	593	1,094	1,183
Research and development expenses	273	262	517	489
Restructuring expenses	28	5	36	8
Interest expense	195	192	378	392
Other, net(2)	211	302	379	553

TOTAL COSTS AND EXPENSES	7,013	7,542	13,121	14,069

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	554	503	903	749

Income tax (expense)	(135)	(118)	(225)	(181)
Equity in income of unconsolidated subsidiaries and affiliates	8	23	13	42

NET INCOME	427	408	691	610

Net income attributable to noncontrolling interests	13	12	20	18

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	414	396	671	592

(in $)
Earnings per share attributable to common shareholders
Basic	0.31	0.29	0.50	0.43
Diluted	0.31	0.29	0.50	0.43
Cash dividends declared per common share	0.203	0.173	0.203	0.173

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of operations for the three and six months ended June 30, 2019.

(2)

In the three and six months ended June 30, 2019, Other, net includes the pre-tax gain of $30 million and $60 million, respectively, related to the modification of a healthcare plan in the U.S. ($20 million in the three and six months ended June 30, 2018).

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2019(1)	December 31, 2018
ASSETS
Cash and cash equivalents	3,659	5,031
Restricted cash	687	772
Trade receivables, net	477	399
Financing receivables, net	19,734	19,167
Inventories, net	8,192	6,726
Property, plant and equipment, net	5,554	5,901
Investments in unconsolidated subsidiaries and affiliates	523	526
Equipment under operating leases	1,788	1,774
Goodwill	2,459	2,453
Other intangible assets, net	770	788
Deferred tax assets	580	591
Derivative assets	107	98
Other assets	2,395	1,874

TOTAL ASSETS	46,925	46,100

LIABILITIES AND EQUITY
Debt	24,369	24,445
Trade payables	6,130	5,889
Deferred tax liabilities	133	114
Pension, postretirement and other postemployment benefits	1,445	1,488
Derivative liabilities	122	108
Other liabilities	9,204	8,958

Total Liabilities	41,403	41,002

Redeemable noncontrolling interest	33	30

Equity	5,489	5,068

TOTAL LIABILITIES AND EQUITY	46,925	46,100

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related lease liabilities of approximately $480 million (included in Other assets and Other liabilities, respectively) with no impact to equity.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Six Months Ended June 30,
($ million)	2019(1)	2018
Operating activities:
Net income	691	610
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	332	364
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	282	323
Loss from disposal of assets	1	—
Undistributed income (loss) of unconsolidated subsidiaries	—	4
Other non-cash items	74	110
Changes in operating assets and liabilities:
Provisions	(66)	(56)
Deferred income taxes	42	(78)
Trade and financing receivables related to sales, net	(902)	(229)
Inventories, net	(1,032)	(765)
Trade payables	253	586
Other assets and liabilities	(178)	(142)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(503)	727

Investing activities:
Additions to retail receivables	(1,987)	(1,999)
Collections of retail receivables	2,314	2,151
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	1
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(182)	(161)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(625)	(591)
Other	8	209

NET CASH USED IN INVESTING ACTIVITIES	(470)	(390)

Financing activities:
Net increase (decrease) in debt	(142)	(724)
Dividends paid	(278)	(238)
Other	(45)	(134)

NET CASH USED IN FINANCING ACTIVITIES	(465)	(1,096)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(19)	(224)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,457)	(983)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,803	6,200

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,346	5,217

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the six months ended June 30, 2019.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2019	2018	2019	2018	2019	2018	2019	2018
Revenues
Net sales	7,068	7,579	13,074	13,879	—	—	—	—
Finance, interest and other income	23	23	53	50	519	498	993	1,000

TOTAL REVENUES	7,091	7,602	13,127	13,929	519	498	993	1,000

Costs and Expenses
Cost of goods sold	5,751	6,188	10,717	11,444	—	—	—	—
Selling, general and administrative expenses	497	545	990	1,072	58	48	104	111
Research and development expenses	273	262	517	489	—	—	—	—
Restructuring expenses	26	5	34	8	2	—	2	—
Interest expense	89	111	172	231	149	136	302	272
Other, net	18	124	34	204	193	178	345	349

TOTAL COSTS AND EXPENSES	6,654	7,235	12,464	13,448	402	362	753	732

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	437	367	663	481	117	136	240	268

Income tax (expense)	(104)	(79)	(158)	(102)	(31)	(39)	(67)	(79)
Equity in income of unconsolidated subsidiaries and affiliates	3	18	—	26	5	5	13	16
Results from intersegment investments	91	102	186	205	—	—	—	—

NET INCOME	427	408	691	610	91	102	186	205

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	3,276	4,553	383	478
Restricted cash	54	—	633	772
Trade receivables, net	471	398	31	34
Financing receivables, net	1,639	1,253	20,961	20,252
Inventories, net	7,949	6,510	243	216
Property, plant and equipment, net	5,553	5,899	1	2
Investments in unconsolidated subsidiaries and affiliates	3,209	3,126	227	219
Equipment under operating leases	34	34	1,754	1,740
Goodwill	2,305	2,301	154	152
Other intangible assets, net	755	774	15	14
Deferred tax assets	573	635	164	175
Derivative assets	58	81	59	24
Other assets	2,210	1,707	300	323

TOTAL ASSETS	28,086	27,271	24,925	24,401

LIABILITIES AND EQUITY
Debt	6,444	6,347	20,791	20,436
Trade payables	6,049	5,771	126	173
Deferred tax liabilities	14	83	275	250
Pension, postretirement and other postemployment benefits	1,427	1,470	18	18
Derivative liabilities	87	89	45	26
Other liabilities	8,543	8,413	759	681

Total Liabilities	22,564	22,173	22,014	21,584

Redeemable noncontrolling interest	33	30	—	—

Equity	5,489	5,068	2,911	2,817

TOTAL LIABILITIES AND EQUITY	28,086	27,271	24,925	24,401

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2019	2018	2019	2018
Operating activities:
Net income	691	610	186	205
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	330	361	2	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	158	197	124	126
Loss from disposal of assets	1	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(41)	(94)	(13)	(16)
Other non-cash items	50	83	24	27
Changes in operating assets and liabilities:
Provisions	(55)	(52)	(11)	(4)
Deferred income taxes	1	(51)	41	(27)
Trade and financing receivables related to sales, net	(74)	(99)	(822)	(122)
Inventories, net	(1,246)	(988)	214	223
Trade payables	294	608	(48)	(31)
Other assets and liabilities	(270)	(182)	93	41

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(161)	393	(210)	425

Investing activities:
Additions to retail receivables	—	—	(1,987)	(1,999)
Collections of retail receivables	—	—	2,314	2,151
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	1	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(180)	(158)	(2)	(3)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(261)	(334)	(364)	(257)
Other	(264)	643	252	(473)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(703)	152	213	(581)

Financing activities:
Net increase (decrease) in debt	(12)	(876)	(130)	152
Dividends paid	(278)	(238)	(132)	(91)
Other	(45)	(134)	20	39

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(335)	(1,248)	(242)	100

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(24)	(172)	5	(52)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,223)	(875)	(234)	(108)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,553	4,901	1,250	1,299

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	3,330	4,026	1,016	1,191

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						336	91	427

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						66	—	66
Foreign exchange (gains) losses, net						11	—	11
Finance and non-service component of Pension and other post-employment benefit costs(2)						(16)	—	(16)
Income tax expense						104	31	135

Adjustments:
Restructuring expenses	15	4	6	—	1	26	2	28

Adjusted EBIT	341	25	100	102	(41)	527	124	651

Depreciation and Amortization	69	15	47	31	—	162	1	163
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	59	138

Adjusted EBITDA	410	40	226	133	(41)	768	184	952

	Three Months ended June 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						306	102	408

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						88	—	88
Foreign exchange (gains) losses, net						97	—	97
Finance and non-service component of Pension and other post-employment benefit costs(2)						(4)	—	(4)
Income tax expense						79	39	118

Adjustments:
Restructuring expenses	1	—	3	1	—	5	—	5

Adjusted EBIT	396	33	92	108	(58)	571	141	712

Depreciation and Amortization	75	15	53	33	1	177	2	179
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	94	—	—	95	60	155

Adjusted EBITDA	472	48	239	141	(57)	843	203	1,046

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the three months ended June 30, 2019 and 2018, this item includes the pre-tax gain of $30 million and $20 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Six Months ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						505	186	691

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						119	—	119
Foreign exchange (gains) losses, net						20	—	20
Finance and non-service component of Pension and other post-employment benefit costs(2)						(31)	—	(31)
Income tax expense						158	67	225

Adjustments:
Restructuring expenses	18	4	11	—	1	34	2	36

Adjusted EBIT	509	38	151	198	(91)	805	255	1,060

Depreciation and Amortization	144	29	94	63	—	330	2	332
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	158	—	—	158	124	282

Adjusted EBITDA	653	67	403	261	(91)	1,293	381	1,674

	Six Months ended June 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						405	205	610

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						181	—	181
Foreign exchange (gains) losses, net						122	—	122
Finance and non-service component of Pension and other post-employment benefit costs(2)						14	—	14
Income tax expense						102	79	181

Adjustments:
Restructuring expenses	1	—	6	1	—	8	—	8

Adjusted EBIT	582	33	141	203	(127)	832	284	1,116

Depreciation and Amortization	154	31	108	67	1	361	3	364
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	196	—	—	197	126	323

Adjusted EBITDA	737	64	445	270	(126)	1,390	413	1,803

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the six months ended June 30, 2019 and 2018, this item includes the pre-tax gain of $60 million and $20 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Third party debt	24,369	24,445	5,170	5,211	19,199	19,234
Intersegment notes payable	—	—	1,274	1,136	1,592	1,202

Total Debt(1)	24,369	24,445	6,444	6,347	20,791	20,436

Less:
Cash and cash equivalents	3,659	5,031	3,276	4,553	383	478
Restricted cash	687	772	54	—	633	772
Intersegment notes receivable	—	—	1,592	1,202	1,274	1,136
Derivatives hedging debt	(2)	(8)	(2)	(8)	—	—

Net debt (cash)(2)	20,025	18,650	1,524	600	18,501	18,050

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,274 million and $1,136 million as of June 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,592 million and $1,202 million as of June 30, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $318 million and $66 million as of June 30, 2019 and December 31, 2018, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	June 30, 2019	March 31, 2019	December 31, 2018
Cash and cash equivalents	3,659	3,673	5,031

Restricted cash	687	786	772
Undrawn committed facilities	5,504	5,542	3,135

Available liquidity	9,850	10,001	8,938

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net debt of Industrial Activities under U.S. GAAP ($ million)

Six Months ended June 30,			Three Months ended June 30,
2019	2018		2019	2018
(600)	(908)	Net (debt)/cash of Industrial Activities at beginning of period	(1,521)	(1,923)
1,293	1,390	Adjusted EBITDA of Industrial Activities	768	843
(253)	(290)	Cash interest and taxes	(111)	(128)
(189)	(279)	Changes in provisions and similar(1)	(27)	(145)
(1,267)	(765)	Change in working capital	(135)	240

(416)	56	Operating cash flow of Industrial Activities	495	810

(180)	(158)	Investments in property, plant and equipment, and intangible assets(2)	(103)	(97)
(33)	(42)	Other changes	(10)	(32)

(629)	(144)	Free cash flow of Industrial Activities	382	681

(323)	(372)	Capital increases and dividends(3)	(322)	(281)
28	133	Currency translation differences and other	(63)	232

(924)	(383)	Change in Net debt of Industrial Activities	(3)	632

(1,524)	(1,291)	Net (debt)/cash of Industrial Activities at end of period	(1,524)	(1,291)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

CNH INDUSTRIAL

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($ million)

Six Months ended June 30,			Three Months ended June 30,
2019	2018		2019	2018
(503)	727	Net cash provided by (used in) Operating Activities	248	801

210	(425)	Net cash (provided by) used in Operating Activities of Financial Services	280	107
132	91	Intersegment eliminations	125	39

(161)	393	Net cash provided by (used in) Operating Activities of Industrial Activities	653	947

6	(3)	Change in derivatives hedging debt of Industrial Activities	3	1
(261)	(334)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(161)	(138)

(416)	56	Operating cash flow of Industrial Activities	495	810

(180)	(158)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(103)	(97)
(33)	(42)	Other changes(1)	(10)	(32)

(629)	(144)	Free cash flow of Industrial Activities	382	681

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Six Months ended June 30,			Three Months ended June 30,
2019	2018		2019	2018
691	610	Net income	427	408

(24)	(12)	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(2)	(15)
11	3	Adjustments impacting Income tax (expense) (b)	5	4
678	601	Adjusted net income	430	397

658	583	Adjusted net income attributable to CNH Industrial N.V.	417	385

1,356	1,364	Weighted average shares outstanding – diluted (million)	1,356	1,361

0.49	0.43	Adjusted diluted EPS ($)	0.31	0.28

903	749	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	554	503

(24)	(12)	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(2)	(15)
879	737	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	552	488

(225)	(181)	Income tax (expense)	(135)	(118)

11	3	Adjustments impacting Income tax (expense) (b)	5	4

(214)	(178)	Adjusted income tax (expense) (B)	(130)	(114)

24%	24%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	24%	23%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates

36	8	Restructuring expenses	28	5
(60)	(20)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(20)

(24)	(12)	Total	(2)	(15)

b) Adjustments impacting Income tax (expense)

8	3	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	2	4
3	—	Other	3	—

11	3	Total	5	4

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Six Months ended June 30,				Three Months ended June 30,
2019	2018	% change		2019	2018	% change
5,595	5,891	-5.0	Agriculture	3,105	3,312	-6.3
1,397	1,481	-5.7	Construction	757	799	-5.3
5,118	5,384	-4.9	Commercial and Specialty Vehicles	2,707	2,889	-6.3
2,173	2,405	-9.6	Powertrain	1,140	1,219	-6.5
(1,188)	(1,281)	—	Eliminations and other	(617)	(639)	—

13,095	13,880	-5.7	Total Industrial Activities	7,092	7,580	-6.4

990	1,000	-1.0	Financial Services	518	498	4.0
(74)	(97)	—	Eliminations and other	(33)	(47)	—

14,011	14,783	-5.2	Total	7,577	8,031	-5.7

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin		2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin
490	555	-65	8.8%	9.4%	Agriculture	310	388	-78	10.0%	11.7%
31	20	11	2.2%	1.4%	Construction	22	28	-6	2.9%	3.5%
184	143	41	3.6%	2.7%	Commercial and Specialty Vehicles	101	99	2	3.7%	3.4%
184	198	-14	8.5%	8.2%	Powertrain	93	108	-15	8.2%	8.9%
(98)	(131)	33	—	—	Unallocated items, eliminations and other	(46)	(60)	14	—	—

791	785	6	6.0%	5.7%	Total Industrial Activities	480	563	-83	6.8%	7.4%

250	287	-37	25.3%	28.7%	Financial Services	119	144	-25	23.0%	28.9%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,041	1,072	-31	7.4%	7.3%	Total	599	707	-108	7.9%	8.8%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on adjusted EBIT and adjusted EBIT margin in the three and six months ended June 30, 2019.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under  EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin		2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin
767	832	-65	13.7%	14.1%	Agriculture	446	526	-80	14.4%	15.9%
85	75	10	6.1%	5.1%	Construction	49	55	-6	6.5%	6.9%
542	520	22	10.6%	9.7%	Commercial and Specialty Vehicles	279	282	-3	10.3%	9.8%
274	288	-14	12.6%	12.0%	Powertrain	138	153	-15	12.1%	12.6%
(96)	(130)	34	—	—	Unallocated items, eliminations and other	(45)	(60)	15	—	—

1,572	1,585	-13	12.0%	11.4%	Total Industrial Activities	867	956	-89	12.2%	12.6%

376	416	-40	38.0%	41.6%	Financial Services	179	205	-26	34.6%	41.2%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,948	2,001	-53	13.9%	13.5%	Total	1,046	1,161	-115	13.8%	14.5%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard resulted in a $39 million and a $40 million increase in adjusted EBITDA of Industrial Activities and of the Group, respectively, and in a 50 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group in the three months ended June 30, 2019. Adoption of the standard resulted in a $78 million and $79 million increase in adjusted EBITDA of Industrial Activities and of the Group, respectively, and in a 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group in the six months ended June 30, 2019.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	June 30, 2019	March 31, 2019	December 31, 2018
Total Assets	49,418	48,432	48,650
Total Equity	7,882	7,760	7,472
Equity attributable to CNH Industrial N.V.	7,841	7,725	7,443
Net debt	(20,566)	(19,930)	(18,750)
of which Net debt of Industrial Activities(1)	(2,013)	(2,025)	(640)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Six Months ended June 30,			Three Months ended June 30,
2019	2018		2019	2018
691	610	Net income in accordance with U.S. GAAP	427	408

		Adjustments to conform with EU-IFRS:
(25)	(21)	Development costs	(3)	5
(21)	513	Other adjustments(1)	(53)	510
9	(133)	Tax impact on adjustments and other income tax differences(1)	12	(138)

(37)	359	Total adjustments	(44)	377

654	969	Profit in accordance with EU-IFRS	383	785

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	June 30, 2019	December 31, 2018
Total Equity under U.S. GAAP	5,489	5,068

Adjustments to conform with EU-IFRS:
Development costs	2,308	2,344
Other adjustments	(50)	(65)
Tax impact on adjustments and other income tax differences	135	125

Total adjustments	2,393	2,404

Total Equity under EU-IFRS	7,882	7,472

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
	Average	At June 30	At December 31, 2018	Average	At June 30
Euro	0.885	0.879	0.873	0.826	0.858
Pound sterling	0.773	0.788	0.781	0.727	0.760
Swiss franc	1.000	0.976	0.984	0.966	0.992
Polish zloty	3.799	3.734	3.757	3.487	3.751
Brazilian real	3.843	3.823	3.881	3.422	3.849
Canadian dollar	1.334	1.309	1.363	1.277	1.325
Turkish lira	5.626	5.769	5.292	4.095	4.579

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2019(1)	2018	2019(1)	2018
Net revenues	7,577	8,031	14,011	14,783
Cost of sales	6,146	6,461	11,311	11,998
Selling, general and administrative costs	538	588	1,071	1,158
Research and development costs	281	264	555	526
Result from investments:	13	23	17	44
Share of the profit/(loss) of investees accounted for using the equity method	13	23	17	44
Other income/(expenses) from investments	—	—	—	—
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	30	7	36	10
Other income/(expenses)(2)	(26)	493	(50)	454
Financial income/(expenses)	(63)	(186)	(135)	(306)

PROFIT/(LOSS) BEFORE TAXES	506	1,041	870	1,283

Income tax (expense)	(123)	(256)	(216)	(314)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	383	785	654	969

PROFIT/(LOSS) FOR THE PERIOD	383	785	654	969

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	371	773	635	951
Non-controlling interests	12	12	19	18

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(3)	0.27	0.57	0.47	0.70
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(3)	0.27	0.57	0.47	0.70

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated income statement for the three and six months ended June 30, 2019.

(2)	In the three and six months ended June 30, 2018 Other income/(expenses) included the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
(3)

In the three and six months ended June 30, 2018 basic and diluted earnings per common share included the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per share would have been $0.28 and $0.41, respectively.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2019 and December 31, 2018

(Unaudited)

(EU-IFRS)

($ million)	June 30, 2019(1)	December 31, 2018
ASSETS
Intangible assets	5,451	5,497
Property, plant and equipment	6,053	5,963
Investments and other financial assets:	611	592
Investments accounted for using the equity method	556	555
Other investments and financial assets	55	37
Leased assets	1,788	1,774
Defined benefit plan assets	22	25
Deferred tax assets	792	853

Total Non-current assets	14,717	14,704

Inventories	8,224	6,719
Trade receivables	471	395
Receivables from financing activities	19,734	19,175
Current tax receivables	276	356
Other current assets	1,524	1,390
Other financial assets	107	98
Cash and cash equivalents	4,346	5,803

Total Current assets	34,682	33,936

Assets held for sale	19	10

TOTAL ASSETS	49,418	48,650

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,841	7,443
Non-controlling interests	41	29

Total Equity	7,882	7,472

Provisions:	4,878	5,051
Employee benefits	1,582	1,763
Other provisions	3,296	3,288
Debt:	24,897	24,543
Asset-backed financing	11,364	11,269
Other debt	13,533	13,274
Other financial liabilities	122	108
Trade payables	6,129	5,886
Current tax payables	105	89
Deferred tax liabilities	231	251
Other current liabilities	5,174	5,250
Liabilities held for sale	—	—

Total Liabilities	41,536	41,178

TOTAL EQUITY AND LIABILITIES	49,418	48,650

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related leases liabilities of approximately $480 million (included in Property, plant and equipment and Other debt, respectively) with no impact to equity.

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Six Months Ended June 30,
($ million)	2019(1)	2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	654	969
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	625	606
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	1	—
Other non-cash items	35	(2)
Dividends received	13	46
Change in provisions	(173)	(663)
Change in deferred income taxes	47	31
Change in items due to buy-back commitments(2)	(71)	55
Change in operating lease items(3)	(31)	84
Change in working capital	(1,128)	(569)

TOTAL	(28)	557

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(378)	(383)
Consolidated subsidiaries and other equity investments	—	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	6
Net change in receivables from financing activities	(553)	23
Other changes	56	198

TOTAL	(873)	(156)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(211)	(788)
Capital increase	—	—
Dividends paid	(278)	(238)
Purchase of treasury shares	(45)	(134)

TOTAL	(534)	(1,160)

Translation exchange differences	(22)	(224)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,457)	(983)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,346	5,217

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the six months ended June 30, 2019.

(2)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(3)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.